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                                              Filed Pursuant To Rule 424(B)(3)
                                                  Registration No. 333-74274


                               SUPPLEMENTAL NO. 1
                       DATED APRIL 30, 2002 TO PROSPECTUS
                              DATED MARCH 15, 2002


         On April 25, 2002, the directors of Northwest Ethanol, LLC extended our public offering of Units from April 30, 2002 until July 31, 2002, subject to further extension in the discretion of our directors but in no event beyond September 30, 2002. As of April 30, 2002, we have received approximately $1,145,000 in subscription proceeds since beginning our offering in late March.

         Also since our public offering began, Ohio passed, without substantive change, the pending legislation summarized in the Prospectus. That legislation:

         - provides an Ohio income tax credit of 50% of an investment in an ethanol plant up to a maximum credit of $5,000, subject to limitations outlined in the Prospectus; and

         - declares an entire ethanol plant to be an "air quality facility" eligible for financing through the issuance of Ohio Air Quality Development Authority ("OAQDA") bonds.

On April 9, 2002, the OAQDA adopted an inducement resolution, authorizing it to enter into an inducement agreement with us, pursuant to which the OAQDA will commit to provide our necessary bond financing subject to the successful sale of its bonds. We believe a portion of any OAQDA bond offering may involve tax-exempt bonds, and that the majority of OAQDA bonds would be taxable but supported by a loan guarantee from the United States Department of Agriculture (the "USDA"). Accordingly, we may or may not need the credit enhancement provided by a letter of credit bank in order to make the taxable OAQDA bonds marketable, and we are currently both (1) negotiating with several banks for a binding written commitment or commitments to provide letter of credit support or a construction loan on the most favorable available terms, and (2) soliciting investment banks to serve as underwriter(s) for an OAQDA bond offering without letter of credit support.

         Once we have at least $12 million in escrow from our public offering of Units, and a binding written commitment or commitments for sufficient debt financing which, when added to our escrowed offering proceeds, totals at least $42 million, we will break escrow and begin construction as promptly as practicable. We hope to begin construction by the fall of 2002, and to begin operating our ethanol plant by late 2003 - early 2004.

         By May 15, 2002, we will file a Form 10-QSB Quarterly Report with the Securities and Exchange Commission which will include our unaudited balance sheet at March 31, 2002 and our unaudited statements of operations, changes in members' equity and cash flows from inception through March 31, 2002. Our Form 10-QSB will then be available free of charge on our website at www.northwestethanol.com.


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                  WARNING REGARDING FORWARD-LOOKING STATEMENTS

         This Supplement contains forward-looking statements involving our future performance, our expected future operations and other events, demands, commitments and uncertainties. In many cases you can identify forward-looking statements by the use of words such as "may," "will," "should," "anticipates," "believes," "expects," "plans," "future," "intends," "could," "estimate," "predict," "hope," "potential," "continue," or the negatives of these terms or other similar expressions. These forward-looking statements are based on management's beliefs and expectations and on information currently available to management, and involve numerous assumptions, risks and uncertainties. Actual results may differ materially for many reasons, including but not limited to: the uncertain terms of our eventual debt financing; possible inability to service our debt; possible need for additional capital; dependence upon our design engineer and its business partners; risks related to our status as a start-up enterprise and anticipated losses; our dependence on hiring and retaining qualified personnel; lack of diversification of revenue sources; possible price competition; price sensitivity and hedging transactions; and risks related to changes in industry and environmental regulation. We are under no duty to update any of these forward-looking statements after the date of this Supplement to conform them to actual results or to changes in our expectations. We caution you not to put undue reliance on any forward-looking statements.